UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July, 2008

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Holding(s) in Company   28 July 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     BARCLAYS PLC
                                                     (Registrant)

Date: July 28, 2008

       By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)

Date: July 28, 2008

                      By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

TR-1	Notification of a Major Interest in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached		BARCLAYS PLC

2. Reason for Notification
An acquisition or disposal of voting rights
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached.
An event changing the breakdown of voting rights
Other: Increase in issued share capital							X
3. Full name of person(s) subject to the notification obligation				AXA S.A, 25 Avenue Matignon, 75008 Paris and its group of companies
4. Full name of shareholder(s) if different from 3.
5.Date of the transaction and date in which threshold is crossed or breached				22/07/2008
6.Date on which issuer notified				23/07/2008
7. Threshold(s) that is/are crossed or reached:				5%.
8. Notified details:

A: Voting rights attached to shares
Class or Type of shares	Situation Previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		% of voting rights
			Direct	Direct	Indirect	Direct	Indirect
	362,431,612	362,431,612	72,684,279	72,684,279	290,345,347	0.89	3.56
3134865

B: Financial Instruments
Resulting situation after triggering transaction
Type of Financial Instrument	Expiration date	Exercise / conversion period / date	Number of voting rights that may be acquired if the instrument is exercised / converted				% of voting rights

Total A + B
Number of Voting Rights			% of voting rights
363,029,626			4.46%

9.Chain

Name of the Company / Fund	Number of Shares	% of issued share capital
AXA Sun Life plc	2,435,434	0.02990
(fmly Axa Equity & Law Life Assurance Society plc)
Direct
Sun Life Unit Assurance Ltd A/c X	485,714	0.00596

Direct
Sun Life Unit Assurance Ltd A/c X	7,371,800	0.09051

Direct
Sun Life Unit Assurance Ltd A/c X	9,021,923	0.11078

Direct
AXA UK Investment Co ICVC	789,285	0.00969
Ethical Fund
Indirect
AXA UK Investment Co ICVC	145,714	0.00179
Extra Income Fund
Indirect
AXA UK Investment Co ICVC	3,950,000	0.04850
UK Equity Income Fund
Indirect
AXA UK Investment Co ICVC	350,000	0.00430
UK Growth Fund
Indirect
PPP Healthcare Group plc	178,150	0.00219

Direct
Sun Life Pensions Management Ltd	225,000	0.00276

Direct
Sun Life Pensions Management Ltd	789,286	0.00969

Direct
Sun Life Pensions Management Ltd A/c X	4,335,122	0.05323

Direct
Sun Life Assurance Society Plc	1,315,615	0.01615

Direct
AXA Insurance UK	493,200	0.00606

Direct
AXA UK Group Pension Scheme	995,000	0.01222

Indirect
AXA General Unit Trust	1,098,000	0.01348

Indirect
AXA Financial, Inc	264,714,829	3.25029

Indirect
AXA Colonia Konzern	7,314,656	0.08981

Direct
Sun Life International (IOM) Ltd	2,428,571	0.02982

Direct
AXA France	1,449,453	0.01780

Indirect
AXA Australia	270,200	0.00332

Indirect
AXA Rosenberg	10,888,735	0.13370

Indirect
AXA Seguros	62,200	0.00076

Direct
AXA Financial, Inc *	1,695,981	0.02082

Indirect
Sun Life Pensions Management Ltd	349,841	0.00430

Direct
Sun Life Pensions Management Ltd	81,243	0.00100

Direct
Sun Life Unit Assurance Ltd	1,214,285	0.01491
LTAV UK Equity
Direct
Sun Life Unit Assurance Ltd	833,900	0.01024
ABL High Alpha
Direct
Sun Life Unit Assurance Ltd	1,053,248	0.01293
FTSE All Share Tracker
Direct
Sun Life Pensions Management	5,362,856	0.06585
LTAV UK Equity
Direct
Sun Life Pensions Management	4,013,600	0.04928
ABL High Alpha
Direct
Sun Life Pensions Management	5,567,375	0.06836
FTSE All Share Tracker
Direct
AXA Framlington	22,818	0.00028

Indirect
AXA Framlington	1,500,000	0.01842

Indirect
AXA Framlington	1,150,000	0.01412

Indirect
Framlington onshore private clients	302,604	0.00372

Indirect
Framlington onshore private clients	1,300	0.00002

Indirect
AXA Winterthur	10,980,442	0.13482

Direct
Axa Sun Life With Profits Passive	4,415,564	0.05422

Direct
Axa Sun Life With Profits Passive	2,355,254	0.02892

Direct
AXA Framlington	50,000	0.00061

Indirect
AXA UK Investment Co ICVC	971,428	0.01193
UK Distribution OEIC
Indirect

Total Direct	72,684,279	0.89245
Total Indirect	290,345,347	3.56500
TOTAL	363,029,626	4.45745

Proxy Voting
10. Name of proxy holder:
11. Number of Voting rights Proxy Holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13.Additional Information:
14. Contact Name
15. Contact telephone number

Contact name for enquiries:

Lawrence

Dickinson

Company Secretary
020 7116 8099
2
8
 July 2008